SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

30 April 2014

PROPOSAL OF SHAREHOLDERS

ITEM 4 ON THE AGENDA:

(To resolve on a general appraisal of the Company’s management and supervision)

In order to comply with article 455,1 of the Portuguese Companies Code, which establishes that the Annual General Meeting of Shareholders shall resolve on the general appraisal of the company’s management and supervision;

Taking into account the performance of PT’s Board of Directors and Executive team during the 2013 financial year, which, in a particularly adverse environment that was marked by the crisis of the sovereign risk in the Euro area and by the progressive deterioration of the financial conditions of the Portuguese economy, guided the Portugal Telecom Group’s businesses by seeking to maintain a strong strategic, financial and operational discipline, to maximise customer focus, to make the operational and organisational structure more profitable, to lead the development in all business segments in Portugal, to support Oi in Brazil and to maximise the strategic value of other international assets;

Further taking into consideration the highly professional and diligent manner in which the Audit Committee and the Chartered Accountant performed their duties, contributing in a significant way to the Company’s good performance;

We propose that the General Meeting of Shareholders approve a special praise to the Chairman of the Board of Directors and of the Executive Committee for his exceptional conduct of the activities of the Company, throughout the period under appraisal;

We further propose that the General Meeting of Shareholders express to the Board of Directors, the Executive Committee, the Audit Committee and the Chartered Accountant the Company’s appreciation for their conduct and to approve a vote of confidence and a general praise on these corporate bodies and each of their members.

Lisbon, 24 March 2014

The Shareholders,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.